SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 0)*

Roku, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77543R102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77543R102

1.	Names of Reporting Persons Anthony J. Wood
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 25,886,083 (See Items 4(a) and 4(b) below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 25,886,083 (See Items 4(a) and 4(b) below)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,886,083 (See Items 4(a) and 4(b) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 57.3% (See Item 4(c) below)
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 77543R102

Item 1(a).	Name of Issuer:

Roku, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

150 Winchester Circle

Los Gatos, California 95032

Item 2(a).	Name of Person Filing:

Anthony J. Wood

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Roku, Inc.

150 Winchester Circle

Los Gatos, California 95032

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

77543R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 3 of 6 pages

CUSIP No. 77543R102

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Consists of shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b)	Consists of (i) 20,428,391 shares of Class B Common Stock held of record by Mr. Wood, and (ii) options to purchase 5,457,692 shares of Class B Common Stock, all of which are immediately exercisable as of the date hereof and 1,260,520 of which, if exercised, would be subject to a right of repurchase as of sixty days after December 31, 2017.

(c)	Percent of class: 57.3%

The foregoing percentage is based on 19,324,845 shares of Class A Common Stock outstanding as of December 31, 2017, plus 25,886,083 shares of Class B Common Stock beneficially held by the reporting person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

The reporting person would beneficially own 24.7% of the total outstanding shares of the Issuer, assuming conversion of all Class B Common Stock outstanding on December 31, 2017 into Class A Common Stock. This percentage is based on the combined total of 104,614,402 outstanding shares as of December 31, 2017, which represents 19,324,845 shares of Class A Common Stock and 79,831,487 shares of Class B Common Stock, plus 5,457,692 shares of Class B Common Stock that are exercisable pursuant to outstanding options held by Mr. Wood, 1,260,520 of which, if exercised, would be subject to a right of repurchase as of sixty days after December 31, 2017.

(d)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 25,886,083 (See Items 4(a) and 4(b) above)

(ii)	Shared power to vote or to direct the vote 0

CUSIP No. 77543R102

(iii)	Sole power to dispose or to direct the disposition of 25,886,083 (See Items 4(a) and 4(b) above)

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

CUSIP No. 77543R102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

/s/ Anthony J. Wood
Signature

Anthony J. Wood
Name/Title